SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 1)






                            CFS BANCSHARES, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 12525U 10 4
-------------------------------------------------------------------------------
                               (CUSIP Number)



                               December 31, 2002
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

                              Page 1 of 5 Pages



CUSIP NO. 12525U 10 4                                        Page 2 of 5 Pages



-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James W. Coleman
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     7,200
-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     900
-------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     7,200
-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     900
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,100
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.8%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------



CUSIP NO. 12525U 10 4                                        Page 3 of 5 Pages

Item 1(a) Name of Issuer:

          CFS Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1700 Third Avenue North
          Birmingham, Alabama 35202

Item 2(a) Name of Person Filing:

          James W. Coleman.  Mr. Coleman is a director of the Issuer.

Item 2(b) Address of Principal Business Office or, if None, Residence:

          3698 County Road 17
          Sawyerville, Alabama  36776

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          12525U 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          Not applicable.  This Statement is being filed pursuant to Rule
          13d-1(d).

Item 4.   Ownership.

          (a)  Amount beneficially owned:

          8,100

          (b)  Percent of class: 5.8%



CUSIP NO. 12525U 10 4                                        Page 4 of 5 Pages

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                 7,200
                                                                         -----
          (ii)  Shared power to vote or to direct the vote                 900
                                                                         -----
          (iii) Sole power to dispose or to direct the disposition of    7,200
                                                                         -----
          (iv)  Shared power to dispose or to direct the disposition of    900
                                                                         -----

          The 7,200 shares as to which Mr. Coleman has sole and dispositive voting power include 700 shares that may be received upon exercise of stock options which are currently exercisable. The 900 shares as to which Mr. Coleman has shared voting and dispositive power consist of 400 shares owned by a corporation controlled by Mr. Coleman and 500 shares owned by his spouse.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since Mr. Coleman owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since Mr. Coleman is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since Mr. Coleman is not a member of a group.



CUSIP NO. 12525U 10 4                                        Page 5 of 5 Pages


Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 13, 2003                By: /s/ James W. Coleman
                                     --------------------
                                     James W. Coleman